NO ACT

PE
10-1-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013732

October 22, 2010

Daniel L. Heard
Kutak Rock LLP
Suite 2000
124 West Capitol Avenue
Little Rock, AR 72201-3706

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10-22-10

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2010

Dear Mr. Heard:

This is in response to your letter dated October 1, 2010 concerning the shareholder proposal submitted to Tyson by The Humane Society of the United States. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Kristie Middleton
Corporate Outreach Manager
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

October 22, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2010

The proposal requests a report detailing Tyson's progress moving away from purchasing pigs bred using "gestation crates."

There appears to be some basis for your view that Tyson may exclude the proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in the proxy materials for Tyson's 2009 annual meeting and that the 2009 proposal received 1.25 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Tyson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

October 1, 2010

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods, Inc. – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of The Humane Society of the United States

Ladies and Gentlemen:

This letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Tyson's intention to exclude from its proxy materials for its 2011 Annual Meeting of Shareholders scheduled for February 4, 2011 (the "2011 Proxy Materials") a shareholder proposal (the "Humane Society Proposal") from The Humane Society of the United States (the "Humane Society"). Tyson requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if Tyson excludes the Humane Society Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Humane Society as notification of Tyson's intention to exclude the Humane Society Proposal from its 2011 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Tyson intends to file its 2011 Proxy Materials on or about December 23, 2010.

The Proposal

Tyson received the Humane Society Proposal on August 3, 2010. A full copy of the Humane Society Proposal is attached hereto as Exhibit A. The Humane Society Proposal's resolution reads as follows:

> **RESOLVED**, that shareholders request that the Board of Directors issue a report detailing Tyson's progress moving away from purchasing pigs bred using "gestation crates." Excluding proprietary information, the report should include Tyson's conclusions about this issue and methodology by which—and research on which—those conclusions were drawn. It should be distributed to shareholders by August 2011.

Basis for Exclusion

Tyson believes that the Humane Society Proposal may be properly excluded from the 2011 Proxy Materials pursuant to Rule 14a-8 for the reasons set forth below:

> **The Humane Society Proposal may be properly excluded under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in Tyson's proxy materials for its 2009 Annual Meeting of Shareholders and did not receive the support necessary for resubmission.**

Rule 14a-8(i)(12)(i) provides that if a shareholder proposal deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 3% of the vote if proposed once within the preceding 5 years."

In Tyson's proxy materials for its 2009 Annual Meeting of Shareholders held on February 6, 2009, Tyson included a shareholder proposal (the "2009 Humane Society Proposal") submitted by the Humane Society that addressed the use of gestation crates. A full copy of the 2009 Humane Society Proposal as it appeared in Tyson's 2009 proxy materials is attached hereto as Exhibit B. The 2009 Humane Society Proposal's resolution reads as follows:

> **RESOLVED** that, in keeping with the Corporation's intention to lead the industry in pursuit of methods to enhance animal welfare, shareholders encourage the Corporation to phase out the use of gestation crates in its supply chain by 2014, since the practice is inhumane and outdated.

Although the exact language and requested action of the Humane Society Proposal and the 2009 Humane Society Proposal differ, the focus and substantive concerns of both proposals relate to the use of gestation crates in pig breeding. The 2009 Humane Society Proposal requested that Tyson "phase out the use of gestation crates in its supply chain." Similarly, the Humane Society Proposal requests "a report detailing Tyson's moving away from purchasing pigs bred using 'gestation crates.'" Not only are the substantive concerns of the proposals substantially similar, the Humane Society employed similar language and statistics in support of each of the proposed resolutions. Both proposals discuss animal welfare, reference the breeding practices of the largest pig producers in the U.S. and Canada and the purchasing practices of major food service and grocery companies in the U.S., and utilize the same quote of Dr. Temple Grandin ("Basically, you're asking a sow to live in an airline seat.").

The requirement in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposal or proposals and the current proposal sought to be excluded must be identical. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended Rule 14a-8(i)(12) in 1983 to permit the exclusion of a proposal that "deals with substantially the same subject matter." In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained that the purpose of the amendment was to divert attention away from the specific language used in or the actions proposed by the proposal and toward the "substantive concerns raised by a proposal."

In implementing Rule 14a-8(i)(12), the Staff has increasingly focused on the substantive concerns raised by the proposal as the essential consideration, rather than the specific language used in the proposal or corporate action proposed to be taken. Under this standard, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal sought to be excluded shares similar social and policy issues with a prior proposal, even if such proposals recommended that the company take different actions and employed different language. *See Abbott Laboratories*, SEC No-Action Letter (Feb. 28, 2006) (proposal by PETA requesting a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories was excludable as it related to substantially the same subject matter, animal testing, as a prior proposal requesting the company commit to using only non-animal testing methods); *Medtronic Inc.*, SEC No-Action Letter (June 2, 2005) and *Bank of America Corp.*, SEC No-Action Letter (Feb. 25, 2005) (both proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); and *Dow Jones & Co., Inc.*, SEC No-Action Letter (Dec. 17, 2004) (proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations).

More recently, the Staff concluded that a shareholder proposal was excludable under Rule 14a-8(i)(12) in *Tyson Foods, Inc.*, SEC No-Action Letter (Nov. 10, 2009). In *Tyson Foods, Inc.*, the Staff agreed that the substantive concern of the proposal at issue (i.e., controlled-atmosphere killing) was substantially similar to the substantive concerns of two proposals previously included in Tyson's proxy materials for prior shareholders' meetings. The first of the previously-included proposals requested a report "on the feasibility of Tyson phasing in controlled-atmosphere killing." The second proposal requested Tyson's board of directors to issue a report to Tyson's shareholders on its "progress to 'research and evaluate and implement'" controlled-atmosphere killing. The proposal at issue in *Tyson Foods, Inc.* and subsequently excluded from Tyson's proxy materials for its 2010 Annual Meeting of Shareholders ("2010 Proxy Materials") pursuant to Rule 14a-8(i)(12) requested that Tyson offer products produced with chickens slaughtered using controlled-atmosphere killing. In *Tyson Foods, Inc.*, the Staff concurred with Tyson's view that the proposal at issue dealt with the same substantive concerns and thus substantially the same subject matter as the previously-included proposals and permitted Tyson to exclude the proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(12), notwithstanding variations in each proposal's language and the actions requested.

Similar to the proposals at issue in *Tyson Foods, Inc.*, the Humane Society Proposal and the 2009 Humane Society Proposal deal with the same substantive concerns, only differing in their language and corporate actions requested. Both proposals concern the use of gestation crates in Tyson's supply chain, with the primary difference between the two being that the 2009 Humane Society Proposal requests that Tyson "phase out the use of gestation crates in its supply chain," while the Humane Society Proposal requests "a report detailing Tyson's moving away from purchasing pigs bred using 'gestation crates.'" Therefore, these proposals, despite their different requests, deal with the same substantive concern and thus substantially the same subject matter—the use of gestation crates.

Pursuant to Rule 14a-8(i)(12)(i), because the Humane Society Proposal and the 2009 Humane Society Proposal involve "substantially the same subject matter," Tyson may exclude the Humane Society proposal if the 2009 Humane Society Proposal was voted on by Tyson's shareholders during the three previous calendar years and received less than 3% of such vote. As previously reported in Tyson's Quarterly Report on Form 10-Q filed with the Commission on May, 4 2009, the 2009 Humane Society Proposal was voted on by Tyson's shareholders at its 2009 Annual Meeting of Shareholders and received 10,816,271 "for" votes and 854,387,135 "against" votes. Pursuant to *Staff Bulletin No. 14* (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Accordingly, the number of shares voting "for" the 2009 Humane Society Proposal constituted approximately 1.25% of the total number of shares voting on such proposal, well below the 3% threshold required by Rule 14a-8(i)(12)(i) for resubmission. Consequently, Tyson is permitted to exclude the Humane Society Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(12)(i).

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Tyson excludes the Humane Society Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide you with any additional information and answer any question that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (501) 975-3133 if I can be of any further assistance in this matter. In my absence, you may contact my associate, Geoffrey Neal, at (501) 975-3155.

Thank you for your consideration.

Respectfully Submitted,



Daniel L. Heard

DLH:gdn
Enclosures

cc: R. Read Hudson
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.

Kristie Middleton
Corporate Outreach Manager
The Humane Society of the United States
2100 L Street, NW
Washington, D.C. 20037
kmiddleton@humanesociety.org

Exhibit A

Humane Society Proposal



THE HUMANE SOCIETY
OF THE UNITED STATES

August 3, 2010

R. Read Hudson, Secretary
Tyson Foods, Inc.
2200 Don Tyson Pkwy.
Springdale, AR 72762-6999

Via UPS and email (read.hudson@tyson.com)

Dear Mr. Hudson:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2011 annual meeting and a letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of Tyson Foods, Inc. common stock. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2011 shareholders meeting.

Please contact me if you need any further information or have any questions. If Tyson will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-721-6413 or kmiddleton@humanesociety.org. Thank you for your assistance.

Very truly yours,

Kristie Middleton

Kristie Middleton
Corporate Outreach Manager

Enclosures: 2011 Shareholder Resolution
Copy of Deutsche Bank letter

Celebrating Animals | Confronting Cruelty

2100 L Street, NW Washington, DC 20037 t 202.452.1100 f 202.778.6132 humanesociety.org

RESOLVED, that shareholders request that the Board of Directors issue a report detailing Tyson's progress moving away from purchasing pigs bred using "gestation crates." Excluding proprietary information, the report should include Tyson's conclusions about this issue and methodology by which—and research on which—those conclusions were drawn. It should be distributed to shareholders by August 2011.

SUPPORTING STATEMENT:

Legislation, pork retailer and producer progress, emerging economics, public sentiment and sound science support moving away from confining sows in gestation crates — cages that virtually immobilize sows for the duration of their pregnancies. Yet Tyson's 2007 Sustainability Report only included a mere five sentences on the subject, and concluded simply that Tyson will continue purchasing pigs bred using gestation crates. Please consider the following:

Legislation:
Seven U.S. states and the E.U. have passed laws to outlaw the confinement of breeding sows in gestation crates, and similar legislation is pending in other states.

Pork Producer Progress:
Smithfield and Maple Leaf—the largest U.S. and Canadian pork producers, respectively—announced that they will phase out gestation crates. Cargill announced that its company-owned breeding facilities are 50% gestation crate-free.

Retailer Progress:
Numerous top retailers have policies to reduce or eliminate their use of pork from pigs bred using gestation crates, including Wendy's, Burger King, Chipotle, Carl's Jr., Hardee's, Sonic, Quiznos, Wolfgang Puck, Safeway, Whole Foods, Harris Teeter and Winn-Dixie.

Economics:
Iowa State University conducted a two-and-a-half year study that concluded it can cost "11 percent less" to breed pigs without gestation crates. The study tracked nearly 1,000 litters, included staff from the animal sciences, agricultural & biosystems engineering and economics departments, and was supported by the Iowa Agriculture and Home Economics Experiment Station and the USDA.

Public Sentiment:
"Torture on the Farm," an *American Conservative* cover story, focused on the cruelty inherent in gestation crates. *TIME* magazine, Fox News, *The New York Times, The Wall Street Journal* and others have also covered the issue, and Oprah Winfrey dedicated an episode to the extreme confinement of farm animals. Food industry consultancy, Technomic, found that animal welfare is the third most important social issue to American restaurant patrons and an American Farm Bureau-funded study concluded that only 18% of Americans think gestation crates are humane.

Sound Science:
Renowned animal scientist Dr. Temple Grandin—who advises the USDA and American Meat Institute—says, "Gestation crates are a real problem. Basically you're asking a sow to live in an airline seat." The Pew Commission on Industrial Farm Animal Production—which included the former U.S. Secretary of Agriculture—recommended that gestation crates be phased out.

We urge shareholders to vote **FOR** this resolution. The confinement of sows in gestation crates is a major social issue, and legislation, science and public sentiment support moving away from them. Accordingly, top pork producers and retailers have adopted policies that favor alternative housing systems. It would be in shareholders' best interest to understand where Tyson is on this issue.

Exhibit B

2009 Humane Society Proposal

SHAREHOLDER PROPOSAL 2

The shareholder proposal which follows is a verbatim submission by The Humane Society of the United States ("HSUS") of 2100 L Street, NW, Washington, D.C. 20037 (who has notified the Company that it owns 238 shares of Class A Common Stock), for consideration by the shareholders of the Company. All statements therein are the sole responsibility of the HSUS.

Shareholder Resolution

WHEREAS, Americans are increasingly concerned about how their food is produced, and studies show that Americans and, by extension, customers of Tyson Foods, Inc. (the "Corporation") prefer products meeting higher animal welfare standards. A 2007 American Farm Bureau-funded poll found 89 percent agree that food companies requiring farmers to treat their animals better are doing the right thing.

According to a 2006 Tyson press release, in its "Mission Statement on Animal Well-Being," then-chairman John Tyson stated the company "is committed to the well-being, proper handling and humane slaughter of all the animals used in our food products. This is a long-standing commitment, and we pledge our diligence in leading the industry pursuit of new and improved technology and methods to further enhance animal well-being." Animal well-being is also part of Tyson's Core Values, which call on the company's Team Members to "serve as stewards of the animals, land and environment entrusted to us."

Despite its claims of diligence in animal welfare leadership, the Corporation has failed to make any public commitment on an important issue that many pork producers and retailers are addressing: gestation crate confinement of breeding sows.

During their four-month pregnancies, female breeding pigs are confined in barren gestation crates—individual metal cages only two feet wide. The crates are so small that the animals cannot even turn around. Barely able to move, the pigs may develop crippling joint disorders and lameness. Since gestation crates are used only during pregnancy, they do not serve to protect piglets from being crushed by the sows.

Farm animal welfare expert Dr. Temple Grandin agrees that gestation crates are problematic, stating, "Basically, you're asking a sow to live in an airline seat. . . I think it's something that needs to be phased out."

In 2007, Smithfield Foods and Maple Leaf Foods—the largest pig producers in the United States and Canada, respectively—announced that they are phasing out the use of gestation crates. Cargill already raises more than half of its breeding sows without gestation crates. Oregon, Florida, Arizona, and Colorado have all enacted laws phasing out gestation crate confinement.

Food industry leaders including Chipotle Mexican Grill, Burger King, Wendy's, and Panera Bread are using pork from operations that don't confine sows in crates. Grocery leaders Safeway and Harris Teeter have established a purchasing preference for pork from producers that do not confine breeding sows in gestation crates, and they are committed to sell at least 15 and 20 percent crate-free pork by 2011, respectively.

RESOLVED that, in keeping with the Corporation's intention to lead the industry in pursuit of methods to enhance animal welfare, shareholders encourage the Corporation to phase out the use of gestation crates in its supply chain by 2014, since the practice is inhumane and outdated.